Level Brands, Inc.
4521 Sharon Road, Suite 407
Charlotte, NC 28211

Telephone (704) 362-6345

Mail stop 4631

'CORRESP'

August 10, 2017

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, DC 20549

Attention:
Pamela A. Long, Assistant Director

Edward M. Kelly, Special Counsel

Melinda J. Hooker, Staff Accountant

Anne M. McConnell, Staff Accountant

Re:
Level Brands, Inc. (the "Company")

Amendment 2 to Draft Registration Statement

Submitted July 12, 2017

CIK No. 0001644903

Ladies and Gentlemen:

The Company is in receipt of the staff's letter of comment dated July 25, 2017 on the above-captioned amendment. In furtherance to our discussions with the staff, following are the Company's responses to such comments. In accordance with our counsel's discussions with the staff, we intend to transition the confidentially submitted S-1 to a live filing 1-A and conduct the initial public offering as a Tier 2 Reg A+ offering. We appreciate the staff's agreement to review these responses, and the hereinafter set forth proposed disclosure changes, prior to our filing of the 1-A. In accordance with our counsel's discussions with the staff, at the time of the filing of the 1-A we will provide courtesy copies to the staff to reflect the revisions from the confidentially submitted S-1 to the 1-A to facilitate the staff's review.

Prospectus Summary, page 5

1.
Refer to comment 3 in our May 18, 2017 letter. The marked version of your amended draft registration statement does not reflect revisions made in the prospectus summary and elsewhere. For example, refer to the three bullet points in the second paragraph on pages 5-6 of the prospectus summary and throughout the business section. Additionally, the marked version of your amended draft registration reflects revisions where no revisions are made. For example, refer to the first paragraph of the risk factor “Our business is dependent on market acceptance of our brands…” on page 17. Ensure in future filings that the marked version reflects accurately where revisions are made and does not reflect revisions where no revisions are made. If you require technical assistance, you may contact EDGAR operations at (202) 551-8900.

RESPONSE:
Subsequent to the receipt of the above-referenced letter of comment, the Company's EDGAR filer spoke with representatives at EDGAR Filer Support and has resolved the software incompatibility which was creating these continuing issues.

Division of Corporation Finance
United States Securities and Exchange Commission
August 10, 2017

Results of Operations, page 32

2.
It appears to us that all disclosures related to sales in your filing, including MD&A and the notes to the financial statements, should be based on “net sales.” We note certain disclosures of segment sales, including on page 33, indicate that they are based on “net sales” but appear to be based on gross sales. We also note segment disclosures in the notes to your financial statements are based on gross sales. Please revise your filing to present “net sales” in total and by segment. Please also address the specific nature of your sales allowances and explain to us why you believe any presentation of gross sales is appropriate.

RESPONSE:
As requested, all disclosures related to sales in the 1-A, including MD&A and the notes to the financial statements, appearing in the 1-A when filed will be based on “net sales.” The 1-A will also present "net sales" in total by segment and additional disclosure will be added to address the specific nature of the Company's sales allowances.

3.
We note your disclosure that during the three months ended March 31, 2017, I’M1 entered into its “first advisory agreements and delivered strategic marketing and branding services and recorded revenue during the quarter upon successful completion of the services.” Please more fully disclose and discuss the specific terms of the agreements, including the specific services you provided, the identities of the customers, whether they are related parties, and the nature of the consideration you received in return for the services you provided. Please fully address how you were able to provide these services without incurring any related cost of sales. In this regard, it is not clear to us how or why presenting segment disclosures that do not reflect the costs of generating the related revenues are meaningful or relevant.

RESPONSE:
The 1-A will contain the following expanded details related to each advisory agreement as indicated above in the Business section. The underlined text below reflects revisions from the text which appeared in the last S-1 amendment:

Kure Corp.

Under the terms of a license agreement dated March 29, 2017, we granted Kure Corp. a non-transferrable license to use the I'M1 marks solely for the sale, marketing and distribution of vaping juices and vaping products through certain specified channels of distribution in the United States. Kure Corp. is a Charlotte, North Carolina-based privately held vaping company. Under the terms of the 10 year license agreement, Kure Corp. is required to begin shipping the licensed products no later than April 30, 2018. As compensation we are entitled to a royalty of 5% of the gross sales of all licensed products. We may internally allocate a portion of this compensation to EE1 in connection with services related to any appearances, filming and/or recording by Mr. Tom Meharey to promote these licensed products. The license agreement may be terminated by either party upon 30 days notice in the event of a breach of the agreement by the other party.

On March 20, 2017 we also entered into a nine month consulting agreement with Kure Corp. under which we were engaged to provide assistance in the promotion and advice with respect to the marketing and branding of the licensed products. As compensation, Kure Corp. will pay us a total of $600,000 upon the completion of various of the contracted services under the terms of the agreement, including $200,000 which was due by March 31, 2017 in exchange for certain social media promotional services and marketing services which were delivered by March 31, 2017, with the balance due upon the provisions of additional marketing and promotional services. The additional services were provided in the third quarter of fiscal 2017 and all payment obligations for have been made. Specific services delivered under the agreement include: 1) production of various images promoting Kure; 2) social media content and distribution; 3) content for press releases as well as coordinating distribution; and 4) production of a marketing video. These services were delivered in coordination with EE1 as our service provider thus keeping our cost of services nominal. Our Chief Executive Officer is a former member of the board of directors of Kure Corp. and he continues to control approximately 3.3% of its outstanding voting securities.

Division of Corporation Finance
United States Securities and Exchange Commission
August 10, 2017

NuGene International, Inc.

On March 20, 2017 we entered into a nine month consulting agreement with NuGene International, Inc., a publicly-traded company (OTCPink:NUGN), that is principally in the business of research, development, and sales and marketing “cosmeceutical” skincare and hair products. Under the terms of the consulting agreement we were engaged to provide assistance in the promotion of NuGene International, Inc.'s men's products to create greater public awareness. These services specifically included: 1) assistance for social media content and distribution; 2) content for press releases; and 3) content for public support statements regarding the product from brand ambassadors. These services were delivered in coordination with kiWW under our advisory agreement and with EE1 as our service providers, thus keeping our cost of services nominal. As compensation, NuGene International, Inc. issued us 2,500,000 shares of its common stock valued at approximately $650,000 to I'M1 upon the execution of the agreement, and will pay I’M1 an additional $50,000 in cash upon the earlier of the completion of a financing by NuGene, or June 30, 2017. We have not yet received payment of the $50,000 and have assessed its collectability and have determined it is still fully collectible. Effective June 30, 2017 we exchanged the 2,500,000 shares of common stock for 65 shares of NuGene's Series B Convertible Preferred Stock which has a stated value of $10,000 per share. Thereafter, we sold the shares of preferred stock to an affiliate for an aggregate purchase price of $475,000. The terms of this transaction are described later in this Offering Circular under "Certain Relationships and Related Party Transactions." Additional terms of this preferred stock are included in Notes 3 and 15 to the notes to our unaudited consolidated financial statements for the period ended June 30, 2017 appearing later in this Offering Circular. NuGene is not a related party.

Formula Four Beverages Inc.

In May 2017 I'M1 and EE1 entered into a four year advisory agreement with Formula Four Beverages Inc., a Canadian-based company that supplies oxygenated beverage products including those under the trade name OXiGEN. I'M1 and EE1 will jointly advise Formula Four Beverages Inc. on: 1) various aspects of corporate branding and work with the company, including coordinating with other services provider in areas related to influencer marketing and advertising; 2) assist on media opportunities; 3) produce a video telling the story and vision of OXiGEN; and 4) provide strategies to increase its distribution network. As compensation for the services, Formula Four Beverages Inc. issued a warrant to purchase 800,000 shares of its common stock at an aggregate purchase price of $400.00 to each of I’M1 and EE1, for an aggregate of 1,600,000 shares. For accounting purposes, we valued the warrant at $0.57 per share based on Formula Four Beverages recent financing activities. The advisory agreement provides that the services for which the warrant was issued as consideration were to be fully performed within 45 days from the date of the agreement, which services were completed in June 2017 and reflected in our June 30, 2017 financial statements. In addition, I'M1 and EE1 are entitled to receive royalties ranging from $0.40 to $0.60 per case, split evenly, based upon the number of cases of OXiGEN related products, including current and future products, sold annually in the U.S. above 750,000 cases, for the next four years based upon a contract year running from May 9 to May 8 of each year.

Division of Corporation Finance
United States Securities and Exchange Commission
August 10, 2017

The royalty payments are due within 45 days after the close of a month. We are also entitled to be reimbursed for our out of pocket expenses incurred in performing the services under the advisory agreement, of which there have been none. In the event of a change of control of either Formula Four Beverages Inc. or its U.S. subsidiary Formula Four Beverages (USA) Inc. as defined in the advisory agreement, upon notice to us we have the right to immediately terminate the advisory agreement and receive a lump sum payment equal to the cumulative royalties paid to us over the previous trailing 12 month period. The advisory agreement, which may be terminated by either party upon 30 days notice in the event of a breach, contains customary mutual confidentiality provisions. Formula Four Beverages has indemnified I'M1 and EE1 in certain cases and is required to maintain certain insurance coverage naming I'M1 and EE1 as covered parties. Formula Four Beverages Inc. is not a related party.

Our cost of goods related to our advisory agreements are minimal as the efforts related to the services are not extensive and costly to deliver but more expertise focused, and we are able to utilize EE1 and our Master Advisory and Consulting Agreement with kiWW to account for the services. In utilizing EE1, we incur intercompany expenses related to our cost of sales, which are eliminated upon consolidation of our financial statements.

4.
We note your disclosure that during the three months ended March 31, 2017, EE1 entered into its first service related agreements, “encompassing production assistance related to television shows, event promotion, production and coordination services which were delivered and revenue recorded during the quarter upon successful completion.” Please more fully disclose and discuss the specific terms of the agreements, including the specific services you provided, the identities of the customers, whether they are related parties, and the nature of the consideration you received in return for the services you provided.

RESPONSE:
The 1-A will contain the following expanded details related to each service agreement as indicated above in the Business. The underlined text below reflects revisions from the text which appeared in the last S-1 amendment:

Sandbox LLC

In February 2017 EE1 arranged, coordinated, and booked for Sandbox LLC via an oral arrangement, its first travel related event, specifically arranging for travel and concierge related services, and was paid $68,550. Sandbox LLC is not a related party.

Multi-Media Productions, Inc.

In March 2017 EE1 agreed to provide creative and content input and feedback to Multi-Media Productions, Inc., the producer of Worldwide Business with kathy ireland® and Modern Living with kathy ireland®, on those series. As compensation EE1 is to receive $50,000 per production month for an expected minimum of four production months. Through June 2017 we have provided services for two production months, as the series are produced at irregular intervals, and have received an aggregate of $100,000 for our services. Multi-Media Productions, Inc. is not a related party.

Winter Music Festivals LLC

In April 2017 EE1 and kathy ireland® Worldwide co-produced the Winter Music Festivals, LLC (a subsidiary of National Event Company) 2nd Annual MINUS ZERO Winter Sports and Music Festival at the Stratton Mountain Resort in South Londonderry, Vermont. The two-day winter sports and musical festival featured three stages of music, skiing, snowboarding, Rail Jam & Jump presented by Monster Energy, lodging onsite and free parking. Specifically, EE1 helped promote the event through press releases, and social media as well as having a team onsite for the event. For its services in connection with this event, EE1 received $15,000. Winter Music Festivals LLC is not a related party.

Division of Corporation Finance
United States Securities and Exchange Commission
August 10, 2017

Liquidity and Capital Resources, page 38

5.
We note that both the changes in your current assets and current liabilities are reflective of the further development of your business during the first six months of fiscal 2017. Given the substantial changes in these balances, please provide a more robust discussion regarding the reasons why changes occurred.

RESPONSE:
The following will be added to Liquidity and Capital Resources in the 1-A when filed.

In January 2017, we acquired membership interest in two new segments, which have generated significant revenue compared to prior periods, which has increased our accounts receivables and marketable and other securities assets (as we have received from customers their public or private stock as compensation for services delivered). In addition, during the first quarter of 2017 our liabilities increased approximately $1.6 million based on promissory convertible notes sold in October 2016; however, these notes were converted by the holders into shares of our common stock during the third quarter of 2017. As a result of these conversions, our liabilities were reduced at June 30, 2017 and we recorded equity and expenses as required and reflected in our financial notes as of June 30, 2017.

6.
We note the significant increase in accounts receivable relative to net sales during the interim period. Please disclose and discuss how you assess the collectability of accounts receivable at each balance sheet date.

RESPONSE:
The following accounts receivable policy will be included in our critical accounting policies under our results of operations

Accounts receivable

Accounts receivable are stated at cost less an allowance for doubtful accounts, if applicable. Credit is extended to customers after an evaluation of customer’s financial condition, and generally collateral is not required as a condition of credit extension. Management’s determination of the allowance for doubtful accounts is based on an evaluation of the receivables, past experience, current economic conditions, and other risks inherent in the receivables portfolio. As of June 30, 2017, all receivables were considered by management to be fully collectible.

Critical Accounting Policies, page 40

7.
We note your disclosure on page 33 that sales allowances were 57.2% of gross sales for your professional products division compared to 11.8% for the three months ended March 31, 2017 and 2016 and 55.7% and 8.7% for the six months ended March 31, 2017 and 2016. We note that the increases in the fiscal 2017 periods are related to discounting hair irons to your distribution channel in an effort to offer incentives to customers and move historical products as you prepared to launch new products in 2017 as well as a rollout of a discounted sample sized product as you entered into a new distribution channel. Given that the valuation of your inventory may have such a substantial impact on your results, it appears to us you should update your critical accounting estimate disclosures to discuss how you value your inventory and when and how you assess inventory for impairment.

RESPONSE:
The following accounts receivable policy will be added to our critical accounting policies under our results of operations:

Inventory

Inventory is stated at the lower of cost or net realizable value with cost being determined on a weighted average basis. The cost of inventory includes product cost, and production fill and labor (which we outsource to third party manufacturers). Write-offs of potentially slow moving or damaged inventory are recorded based on management’s analysis of inventory levels, forecasted future sales volume and pricing and through specific identification of obsolete or damaged products. Prepaid Inventory represents deposits made with third party manufacturers in order to begin production of an order for product. We assess inventory quarterly for slow moving products and potential impairments and do a physical inventory count annually.

Division of Corporation Finance
United States Securities and Exchange Commission
August 10, 2017

8.
We have read your response to prior comment 2. Given that the valuation of your common stock has a substantial impact on your results, it appears to us you should update your critical accounting estimate disclosures to discuss how you value your common stock and the factors that impacted your valuations during the periods presented.

RESPONSE:
The following policy will be added to our critical accounting policies appearing in MD&A in the 1-A when filed:

Common stock

Level Brands is a private company and as such there is no market for the shares of its common stock. We value a share of common stock based on recent financing transactions that include the issuance of common stock at a specified price. In the event, however, there is not a recent and significant equity financing transaction or the nature of the business has significantly changed subsequent to an equity financing, we will use valuation techniques, which could include discounted cash flow analysis, comparable company review, and consultation with third party valuation experts to assist in estimating the value of our common stock.

Intangible Assets, page 40

9.
We have read your response to prior comment 4 and your updated disclosures. Please identify the circumstances that would require you to assess intangible assets for impairment other than at an annual assessment. Please also disclose how you determine fair value, including the key assumptions used in your most recent impairment analysis.

RESPONSE:
The following policy and disclosure will be added to our critical accounting policies appearing in MD&A in the 1-A when filed:

Intangible assets

Our intangible assets consist of trademarks and other intellectual property. We employ the non-amortization approach to account for purchased intangible assets having indefinite lives. Under the non-amortization approach, intangible assets having indefinite lives are not amortized into the results of operations, but instead are reviewed annually or more frequently if events or changes in circumstances indicate that the assets might be impaired, to assess whether their fair value exceeds their carrying value. We perform an impairment analysis at August 1 annually on the indefinite-lived intangible assets following the steps laid out in ASC 350-30-35-18. Our annual impairment analysis includes a qualitative assessment to determine if it is necessary to perform the quantitative impairment test. In performing a qualitative assessment, we review events and circumstances that could affect the significant inputs used to determine if the fair value is less than the carrying value of the intangible assets. Events and circumstances reviewed include: status of business with our distributors; review and progress of our sales strategy; impacts of any financings on the business; any legal, regulatory, political; or general business factors that could affect significant inputs used to determine the fair value of the assets. If a quantitative analysis is necessary, we would analyze various aspects including number of contracts acquired and retained as well as revenues from those contracts, associated with the intangible assets. In addition, intangible assets will be tested on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. Events that are assessed include contracts acquired and lost that are associated with the intangible assets, as well as the revenues associated with those contracts. Events or circumstances that are assessed include contracts acquired and lost that are associated with the intangible assets, as well as the impact on revenues associated with those contracts, and relationship changes with our distributors.

Division of Corporation Finance
United States Securities and Exchange Commission
August 10, 2017

In conjunction with any acquisitions, we refer to ASC-805 as amended by ASU 2017-01 in determining if the we are acquiring any inputs, processes or outputs and the impact that such factors would have on the classification of the acquisition as a business combination or asset purchase. Additionally, we refer to the aforementioned guidance in reviewing all potential assets and liabilities for valuation including the determination of intangible asset values. There were no impairments during the three and nine months ended June 30, 2017 and 2016.

Advisory Agreement with Formula Four Beverages, Inc., page 51

10.
Please disclose when and how you accounted for the consideration paid by Formula Four. Please also clarify why a four year advisory agreement would provide that the “services for which the warrant was issued as consideration were to be fully performed within 45 days from the date of the agreement.”

RESPONSE:
Under Business in the S-1 (which such disclosure will be included in the 1-A), we discuss the specifics of the agreement and have included that the consideration was recognized at June 30, 2017. For further clarification, supplementally please be advised that the contract with Formula Four was signed on May 9, 2017 and had specific items to be delivered by June 23, 2017, which included social and standard media promotion, press release promotion, creation of promotional videos, sales distribution strategy, advise on influencer opportunities as well as leverage advertising relationships. These services were delivered on time and the client signed off on the deliveries, at which time we recorded revenue as reflected in our June 30, 2017 financial statements. These items were defined in the contract as the only deliverables tied to the consideration paid. Additional consideration to be paid is royalties in the future based on the increased sales by Formula Four, not for any services delivered by the Company, this is for a four year period. No other services are to be delivered unless an addendum is added for additional services.

Note 2 – Acquisitions page F-9; Note 4 – Intangible Assets, page F-10

11.
We have read your response to prior comment 11. Based on the disclosures in your filing, it remains unclear to us:

●
how and why your acquisitions of assets related to two recently formed entities with little or no operations resulted in you recording significant intangible assets with indefinite lives and non-controlling interests. More fully explain to us what you acquired and how determined that what you acquired have indefinite lives; and

●
how you determined SAB 5G is not applicable.

Please address the terms of each non-controlling interest and explain why you made a distribution to one of the non-controlling interests during the interim period.

RESPONSE:
The following are the responses to the staff's comments:

Transaction summary:

The Company conducted a valuation on its shares of stock to determine the value of the consideration for the transaction. That process produced a valuation of a share of our stock at $0.85. The negotiation for the transaction also produced a requirement that a Wholesale License Agreement and Master Advisory and Consulting Agreement with kathy ireland World Wide would be put in place with I’M1 and EE1 and obtained simultaneously with the transaction. We performed a review of I’M1 and EE1, and assessed the inputs, processes and outputs for the entities and it was determined through the assessment that this would be accounted for as a purchase of assets and not a business combination, and a membership exchange was transacted.

Division of Corporation Finance
United States Securities and Exchange Commission
August 10, 2017

As a part of the membership exchange:

●
The consideration of shares for the exchange was defined in the agreement;
●
The valuation of the stock provided for the consideration of stock contributed of $736,000, which represented 51% of I’M1 and EE1;
●
As Level Brands acquired 51% of each I’M1 and EE1, we used the valuation of the stock contributed to determine the full asset value - $736,000/51%, and recorded a full value of intangibles of $1,443,334;
●
The remainder of the value of the intangibles was determined as allocation of IM'1 Holdings and EE1 Holdings consideration - of $664k ($1.4M less $736k); and
●
there were no assets or liabilities held in I’M1 and EE1 prior to the exchange.

The Wholesale License Agreement and Master Advisory and Consulting Agreements are the baseline of the businesses and we believe they will be of value to the organization for an unlimited time and will be instrumental in generating revenue and we see no limit to the cash flows provided by them, therefore we have classified them as indefinite-lived intangible assets.

The Company views the Wholesale License Agreement as a necessity to the I’M1 business. This agreement is the baseline for the I’M1 brand and gives us the exclusive rights to use the trademark as I’M1 is owned by kathy ireland World Wide. The agreement gives us the capability to immediately move forward in a much more effective manner, utilizing a brand that has established a baseline of visibility, utilizing a proven track record and proprietary process behind it, all of this is attributed to the Wholesale License Agreement. If we did not have the Wholesale License Agreement, the I’M1 business would be completely impacted and we would have to reinvent, reposition and rebuild the business completely. The Company believes based on the Wholesale License Agreement being with a related party and our mutual objectives as shareholders in both I’M1 and Level Brands, the extension of the Wholesale License Agreement is a simple formality.

The Company views the Master Advisory and Consulting Agreement as a necessity to the EE1 business. In acquiring this asset combined with the agreement with BMG Rights Management that was in place, the company has saved significant time, money and effort, which would have been required to put in place this type capability provided via the Master Advisory and Consulting Agreement. The agreement with BMG Rights Management provides an exclusive agreement and established a key relationship with the largest media group in the world, which is instrumental for many of the concepts that EE1 will pursue initially. The combination of these two agreements allows EE1 to immediately move forward utilizing a partnership that is established and has a proven track record and process behind it, to establish recording opportunities. In addition, we believe the Master Advisory and Consulting Agreement allows us to expedite our go to market process by utilizing the skills, services, capabilities, and relationships of kiWW. If we did not have the Master Advisory and Consulting Agreement, EE1 would have to build all aspects of its capability to deliver its services as well acquire the expertise to operate this business, as such it would have to start from scratch and rebuild the business, if that is even possible. The Company and kiWW are in the process of formalizing the oral agreement to extend the term of the Master Advisory and Consulting Agreement from one year to 10 years and we expect it will be finalized prior to the filing of the 1-A. The Company believes based on the Master Advisory and Consulting Agreement being with a related party and our mutual objectives as shareholders in both I’M1 and EE1 the extension of the agreement is a simple formality.

Prior to the membership interest exchange in I’M1 and EE1, the membership interest for each entity was as follows:

Division of Corporation Finance
United States Securities and Exchange Commission
August 10, 2017

I’M1 Holdings LLC		EE1 Holdings LLC
Member	Ownership	Member	Ownership
Entity A	42%	Entity A	43%
Entity B	42%	Entity B	43%
Entity C	5%	Entity C	5%
Entity D	4%	Entity D	3%
Entity E	2%	Entity E	2%
Entity F	5%	Entity F	2%
Entity G	0%	Entity G	2%

The ownership level the members above had in Level Brands prior to the membership exchange is as follows:

Entity A - 4.5%
Entity B - 4.5%

There was no historical cost basis of I’M1 and EE1, the Company determined that would not be an appropriate value for the shares exchanged, especially given that shares were defined in the agreement and would therefore be transferred at $0 value.  In addition, SAB 5G notes that deviations from the use of historical cost basis are rare, but apply in situations where fair value of stock issued/assets acquired are objectively measured and transferor’s ownership following the transaction isn’t significant.  As previously indicated we had a valuation which was utilized for an objective measurement.  While Entity A and Entity B are significant owners of both IM'1 Holdings and EE1 Holdings, together Entity A and Entity B collectively only owned 9% of Level Brands prior to the exchange, which is not considered to be significant to Level Brand’s ownership.  Therefore we have concluded that SAB 5G is not applicable.

Small distributions were made for quarterly tax planning purposes for the non-controlling interests. Distributions are at the discretion of the Manager as indicated in the Operating Agreements and can only be made if the Company would not be impacted financially. On July 1, 2017 all parties discussed and agreed going forward, that the Manager would assess distributions on an annual basis only.

Note 14 – Subsequent Events, page F-18

12.
We note your disclosure that effective April 28, 2017 you acquired an additional 12% interest in BPU for 155,294 shares of common stock. Please disclose how you accounted for the additional interest you acquired and disclose the fair value of the common stock you issued.

RESPONSE:
The additional requested information will be disclosed in the June 30, 2017 financial statements appearing in the 1-A when filed.

In March 2015, the Company formed Beauty and Pin-Ups, LLC ("BPU"), a North Carolina limited liability company, and contributed $250,000 in exchange for our member interest. As of September 30, 2016 we owned a 78% member interest in BPU. In addition, pursuant to the Amended and Restated Operating Agreement of Beauty & Pin-Ups, we were granted the right to redeem the 10% membership interest of Sigan Industries Group for $110,000 at any time before April 13, 2017. In October 2016, as amended in March 2017, we acquired Sigan Industries’ membership interest in exchange for 129,412 shares of our common stock valued at $110,000. As of March 31, 2017 we owned an 88% member interest in BPU. In April 2017 we acquired the remaining 12% membership interest in exchange for 155,294 shares of our common stock valued at $132,000. As of June 30, 2017 we owned a 100% member interest in BPU. BPU manufactures, markets and sells an array of beauty and personal care products, including hair care and hair treatments, as well as beauty tools. The Company's products are sold to the professional segment, principally through distributors to professional salons in the North America.

Division of Corporation Finance
United States Securities and Exchange Commission
August 10, 2017

13.
In regard to the license agreement you entered into with a customer in March 2017 that was cancelled by both parties on June 8, 2017, please disclose if you recognized any revenue and/or have any outstanding receivables related to this agreement.

RESPONSE:
Supplementally please be advised that as of the date of the termination ab initio of the license agreement the licensed marks have not been used, no licensed products have been created, marketed, sold or distributed and no revenue, royalties or other compensation have been received or are due us, and there are no outstanding accounts receivables.

14.
We note your disclosure that effective June 30, 2017 you converted the $2,125,000 principal amount of convertible promissory notes and all accrued interest of $127,500 into common stock at a price of $3.95 per share. Based on the initial conversion terms of the notes, please explain your accounting for the revised conversion terms, including if this was considered to be an induced conversion.

RESPONSE:
The additional requested information set forth below will be disclosed in the June 30, 2017 financial statements appearing in the 1-A when filed.

On October 4, 2016 and October 24, 2016, the Company issued in aggregate $2,125,000 of 8% Convertible Promissory Notes to accredited investors. The securities consist of 8% Convertible Notes with warrants to purchase 141,676 shares of the Company’s stock (the “Notes”). The Notes may convert upon an initial public offering (“IPO”) resulting in gross proceeds to the Company of at least $10,000,000, prior to July 1, 2017, at the option of the investor. The conversion price for the notes is $5.00. All notes converted will be subject to a 12-month lockup post IPO. The warrants have an exercise price of $7.80. The warrants expire in September 2021 and are exercisable beginning the earlier of: (i) immediately after the IPO closing; or (ii) July 1, 2017.

Effective June 30, 2017, the Company converted the $2,125,000 principal amount of convertible promissory notes and all accrued interest of $127,500 into common shares of the Company at a price of $3.95 per share. In this transaction, the Company issued 570,254 shares of common stock.

The Company accounted for the initial issuance of these Notes in accordance with FASB ASC Topic 470-20 “Debt with Conversion and Other Options”.  The Black-Scholes value of the warrants, $5,159, associated with the issuance was recorded as a discount to debt and was amortized into interest expense. In addition, the issuance of the Notes and warrants were assessed and did not contain an embedded beneficial conversion feature as the effective conversion price was not less than the relative fair value of the instrument. We also had fees of $200,800 associated with the financing, which was recorded as a debt discount and is being amortized over the term of the notes. With the June 30, 2017 conversion of the notes, we accelerated the debt discount and have recorded interest expense related to these amounts in aggregate of $107,457 and $205,959 for the three and nine months ended June 30, 2017, respectively. In addition, we accounted for a conversion inducement in accordance with ASC 470-20 on the conversion price reduction from $5.00 to $3.95 per share and recorded a non-cash debt conversion expense of $446,250 in the consolidated statement of operations.

Division of Corporation Finance
United States Securities and Exchange Commission
August 10, 2017

15.
We note your disclosure that a customer who provided shares of their stock in consideration for services had not timely filed their Form 10-Q and that the value of their stock subsequently dropped significantly. We also note your disclosure that you expect to record an unrealized loss in a future period and may record a loss in a future period. Please disclose your accounting policy for shares you receive in consideration for services, the fair value of any shares you received, and your subsequent determination of fair value. Please refer to ASC 820-10-50. In regard to this specific transaction, please disclose:

●
the terms of the shares you received, including if they are freely tradable;

●
the fair value of the shares you received and how you determined that value; and

●
the subsequent decline in the fair value of the shares you received and how you determined that value.

RESPONSE:
The following additional requested information will be disclosed in the June 30, 2017 financial statements appearing in the 1-A when filed.

As of April 2017, the Company received 2,500,000 shares of common stock which was valued at $650,000 based on the trading price on the OTC Markets, Inc. that day, which was $0.26 per share. The shares are restricted as indicated under Securities Act of 1933 and may not be resold without registration under the Securities Act of 1933 or an exemption therefrom. The Company determined that this common stock was classified as Level 1 for fair value measurement purposes as the stock was actively traded on an exchange. As of June 30, 2017 the trading price on the OTC Markets, Inc. was $0.03.

Supplementally please be advised that effective June 30, 2017 the Company exchanged the 2,500,000 shares of common stock with the issuer for 65 shares of preferred stock. This exchange was completed to guarantee the value to be received for the services provided was still $650,000. The 65 shares of preferred stock issued are each convertible using the lesser of either $0.26 per share or the 30 day trading average that would provide a number of shares equal to the value of $10,000 per share. The Company is still completing its accounting analysis of the transaction, but expects to classify the preferred stock as Level 3 for fair value measurement purposes as there are not observable inputs. In valuing the preferred stock the Company expects to use factors including the terms of the contract which commit the issuer to making the Company whole up to a certain amount, conversations with the issuers management regarding the Company’s recent results and future plans. The preferred shares also contain a put option for the holder for the stated value per share. On July 31, 2017 the Company sold the preferred shares to a related party for $200,000 in cash and a short term note for $275,000. In addition, based upon its current analysis the Company expects to treat this sale as a subsequent event type 1 and the Company expects to record a loss as other than temporary impairment on securities as of June 30, 2017 of $175,000. The June 30,2017 consolidated financial statements which will be included in the 1-A when filed will include the additional disclosure requested by this comment as well as the final accounting treatment for the exchange of the common shares for preferred stock and the subsequent sale of that preferred stock to a related party.

We trust the foregoing sufficiently responds to the staff's comments.

Sincerely,

/s/ Mark S. Elliott
Mark S. Elliott
Chief Financial Officer
cc:
Brian A. Pearlman, Esq.
Leslie Marlow, Esq.